Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Alon USA Energy, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-127051) on Form S-8, the registration statement (No. 333-169583) on Form S-1, and the registration statements (No. 333-171111, 333-178070, 333-182675, and 333-182673) on Form S-3 of Alon USA Energy, Inc. of our reports dated March 13, 2013, with respect to the consolidated balance sheets of Alon USA Energy, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Alon USA Energy, Inc.

/s/ KPMG LLP
Dallas, Texas
March 13, 2013